UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 282nd MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 22, 2015

1. DATE, TIME AND PLACE: On December 22, 2015, at 9:30 a.m., the meeting was held via conference call, pursuant to paragraph 7, article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 3, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: To consider and vote on (v.i) The offering of suretyship, by CPFL Energia, in favor of the subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil”), for the specific purpose of ensuring obligations assumed under Contracts for Commercialization of Power from Incentivized Sources, entered into between CPFL Brasil and subsidiaries of CPFL Energias Renováveis S.A. (“CPFL Renováveis”); and (v.ii) Execution of a financing agreement with the Brazilian Development Bank (“BNDES”) by subsidiaries of the subsidiary CPFL Renováveis, with the offering of guarantees and participation of CPFL Energia as intervening-consenting party.

6. RESOLUTIONS TAKEN: The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Board unanimously:

(vi.i) Approved, pursuant to item (s), article 17 of the Bylaws of the Company and in accordance with the terms and conditions of Resolution 2015141-E of the Board of Executive Officers, the offering of suretyship, by CPFL Energia, in favor of the subsidiary CPFL Brasil, for the specific purpose of ensuring obligations assumed under the Contracts for Commercialization of Power from Incentivized Sources no. RNV-CO/2011 2910 and RNV/CO/2011 2982, and their respective amendments, entered into on March 1, 2012 and May 31, 2012, respectively, (“CCEEFIs”), between CPFL Brasil and the companies Campo dos Ventos I Energias Renováveis S.A. (“Campo dos Ventos I”), Campo dos Ventos III Energias Renováveis S.A. (“Campo dos Ventos III”), Campo dos Ventos V Energias Renováveis S.A. (“Campo dos Ventos V”), Santa Mônica Energias Renováveis S.A. (“Santa Mônica”), Santa Úrsula Energias Renováveis S.A. (“Santa Úrsula”), São Benedito Energias Renováveis S.A. (“São Benedito”), São Domingos Energias Renováveis S.A. (“São Domingos”), Ventos de Santo Dimas Energias Renováveis S.A. (“Ventos de Santo Dimas”), Ventos de São Martinho Energias Renováveis S.A. (“Ventos de São Martinho”), subsidiaries of CPFL Renováveis and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(vi.ii) Discussed and recommended that the executives nominated by the Company to the management bodies of subsidiaries vote for the approval of the following matters, in accordance with the terms and conditions of Resolution 2015141-E of the Board of Executive Officers:

(vi.ii.i) CPFL Renováveis: Execution of a Financing Agreement through a Credit Facility (“Financing Agreement”), with BNDES, by the companies Campo dos Ventos I, Campo dos Ventos III, Campo dos Ventos V, Santa Mônica, Santa Úrsula, São Benedito, São Domingos, Ventos de Santo Dimas, Ventos de São Martinho (jointly referred to as  “Beneficiaries”), with their direct and indirect parent companies, SPE Turbina 16 Energia S.A. (“SPE Turbina 16”) and CPFL Renováveis, respectively, CPFL Energia and CPFL Brasil acting as intervening parties, in the aggregate amount of seven hundred sixty-four million, one hundred and nine thousand reais (R$764,109,000.00), to be used for the implementation of the Wind Power Complex of Campo dos Ventos and São Benedito (“Wind Power Projects”), located in the state of Rio Grande do Norte, and of their associated transmission system, in accordance with the terms and conditions set forth in Decision 801/2015 of the Executive Board of BNDES, of December 11, 2015, and the execution of the agreements forming the package of the guarantees, including the offering of corporate suretyship; and

(vi.ii.ii) CPFL Brasil: Participation as intervening-consenting party in the Financing Agreement to be entered into between the Beneficiaries and BNDES and the offering of guarantee through the Assignment of a Restricted Account held by CPFL Brasil, which will receive the equivalent to one (1) installment of the debt service of each of the Beneficiaries of the Financing Agreement with BNDES, and

(vi.iii) Approved, in accordance with the terms and conditions of Resolution 2015141-E of the Board of Executive Officers, the participation of CPFL Energia as intervening-consenting party in the Financing Agreement to be entered into between the Beneficiaries and BNDES, as approved in item (vi.ii) herein.

It shall be on the record that the matters approved in items (vi.i), (vi.ii) and (vi.iii) herein had been previously examined by the Budget and Corporate Finance Commission.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, A. C. R. Domenech, Ana Maria Elorrieta, Deli S. Pereira, Francisco Caprino Neto and Licio da Costa Raimundo.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 6, pages 164 to 165.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.